                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                       PETROLEUM HEAT AND POWER CO., INC.
                       ----------------------------------
                               (Name of Applicant)

                              2187 Atlantic Street
                               Stamford, CT 06902
                         -----------------------------
                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

             TITLE                                         AMOUNT
             -----                                         ------

    12 1/4% Senior Subordinated                            $81,250,000
       Debentures due 2005

            Approximate date of proposed issuance: September 24, 1998

                     Name and address of agent for service:

                                  Irik P. Sevin
                      Chairman and Chief Executive Officer
                       Petroleum Heat and Power Co., Inc.
                              2187 Atlantic Street
                               Stamford, CT 06902
                                 (203) 325-5400

                                 With a copy to:

                               Alan Shapiro, Esq.
                    Phillips Nizer Benjamin Krim & Ballon LLP
                                666 Fifth Avenue
                               New York, NY 10103
                                 (212) 977-9700

      The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment, which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicant.

                                     GENERAL

1.    General information.

      (a)   Form of organization: Corporation.

      (b)   State or other sovereign power under the laws of which organized:
            Minnesota

2. Securities Act exemption applicable. Petroleum Heat and Power Co., Inc., a Delaware corporation (the "Company"), is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) thereunder, in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to its Offering Circular dated August 26, 1998 ("Offering Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery of even date therewith, and consists of an offer to exchange up to $81,250,000 of the Company's 12 1/4% Senior Subordinated Debentures due 2005 (the "New Notes") for the Company's outstanding $81,250,000 12 1/4% Subordinated Debentures due 2005 (the "Old Notes").

            There have not been any sales of securities of the same class as the New Notes or the Old Notes by the Company, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer transaction.

            The Company retained a financial advisor (the "Advisor") to advise the Company as to the structure, process and financial matters related to the Exchange Offer. The Advisor's services to the Company are limited solely to such advisory services, and the Advisor will not, directly or indirectly, solicit the exchange of Old Notes for New Notes under the Exchange Offer or otherwise make recommendations with respect to acceptance or rejection of the Exchange Offer. In exchange for such advisory services, the Advisor will be paid a flat fee. The fee will not be based upon the level of participation in the Exchange Offer. The Advisor will not be paid any commission or similar variable type of remuneration.

            The Company also retained an information agent (the "Information Agent") and an exchange agent (the "Exchange Agent") in connection with the Exchange Offer. The Information Agent and Exchange Agent will provide to holders of Old Notes only information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Notes and New Notes. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer or make recommendations as to the acceptance or rejection of the Exchange Offer. Both the Information Agent and Exchange Agent will be paid reasonable fees directly by the Company for their services.

            Consideration in the form of 3.37 shares of the Company's 1998 Junior Convertible Preferred Stock for each $1,000 in principal amount of Old Notes tendered by the holders thereof and not withdrawn and whose Old Notes are accepted for exchange by the Company, will be issued by the Company to such holders. Holders that do not tender Old Notes are not eligible to receive such consideration.


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

            There are no cash payments made or to be made by any holder of the outstanding Old Notes in connection with the Exchange Offer.

                                   AFFILIATION

3. Affiliates. Furnish a list or diagram of all affiliates of the Company and indicate the respective percentages of voting securities or other bases of control.

            Below is a list of direct and indirect subsidiaries of the Company as of June 30, 1998, unless otherwise indicated all of the subsidiaries are wholly-owned. The names of certain subsidiaries, which if considered in the aggregate as a single subsidiary would not constitute a significant subsidiary, are omitted.

      Petroleum Heat and Power Co., Inc. (Minnesota)

        A.   Ortep of Connecticut, Inc. (Connecticut)
        B.   Ortep of New Jersey, Inc. (New Jersey)
        C.   Ortep of New York, Inc. (New York)
        D.   Ortep of Pennsylvania, Inc. (Pennsylvania)
        E.   Occenet Fuel Corp. (Connecticut)
        F.   Petro, Inc. (Delaware)
               (1)   Public Fuel Service Co., Inc. (New York)
               (2)   Marex Corporation (Maryland)
               (3)   A.P. Woodson Co. (District of Columbia)
        G.   Star Gas Corporation (Delaware)*
        H.   Maxwhale Corp. (Minnesota)
        I.   CBW Realty Corp. of Connecticut (Connecticut)
        J.   Star Gas Holdings, Inc. (Delaware)
        K.   Petrol Crystal Corp. (Delaware)

                             MANAGEMENT AND CONTROL

4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices which the applicant held or to be held by the person named.

      The address for each director and executive officer named below is 2187 Atlantic Avenue, Stamford, Connecticut 06902.

----------
      * Star Gas Corporation ("Star Gas") is the sole general partner of Star Gas Partners, L.P., a Delaware limited partnership, (the "Partnership") and Star Gas Propane, L.P., a Delaware limited partnership (the "Operating Partnership"). Star Gas owns a combined 2% general partner interest in the Partnership and the Operating Partnership and a 40.66% equity interest in the Partnership. Stellar Propane Corp. (New York) is a wholly-owned subsidiary of the Operating Partnership. The Exchange Offer is being effected in connection with a proposed strategic business combination (the "Star Gas Transaction") in which the Company would become a wholly-owned indirect subsidiary of the Partnership.


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

Name                           Office
----                           ------

Paul Biddleman                 Director

Paul Ean Cohen                 Director

Thomas J. Edelman              Director

Stephen Russell                Director

Wolfgang Traber                Director

Audrey L. Sevin                Secretary and Director

Irik P. Sevin                  Chairman of the Board, Chief Executive Officer
                               and Director

William G. Powers              President

C. Justin McCarthy             Senior Vice President - Operations

George Leibowitz               Treasurer

Vincent DePalma                Vice President and General Manager - New
                               York Region

James J. Bottiglieri           Vice President and Controller

Matthew J. Ryan                Vice President - Supply

Angelo Catania                 Vice President and General Manager - Mid-
                               Atlantic Region

Peter B. Terenzio, Jr.         Vice President - Human Resources

5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

      The table below sets forth, as of August 12, 1998, the number of shares beneficially owned by each beneficial owner of 10% or more of the outstanding Class A Common Stock and Class C Common Stock, par value $.10 per share, the only voting securities of the applicant:

                                                    Amount Owned(1)            Percentage of Voting
                                              --------------------------       --------------------
                                                                                 Securities Owned
                                                                                 ----------------
Name and Complete Mailing Address              Class A           Class C       Class A      Class C
---------------------------------              -------           -------       -------      -------
Wolfgang Traber(2).........................   1,777,279(3)      606,472(4)      7.42%        23.35%
Paul Biddleman(2)..........................   1,779,665(3)      597,435(4)      7.43         23.00
Hubertus Langen(5).........................     731,473         606,472(4)      3.05         23.35
Audrey L. Sevin(6).........................   1,876,863         477,716         7.84         18.39
Schneider Capital Management(7)............   4,438,344              --        18.52          --
Frank Russell Company(8) ..................   2,589,873              --        10.81          --
Richard O'Connell(9).......................   1,128,745         302,461         4.71         11.64


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

Irik Sevin (6)(10).........................     912,438         219,641         3.78          3.40

----------
(1) For purposes of this table, a person or group is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days after August 12, 1998. For purposes of calculating the percentage of outstanding shares held by each person named above, any shares which such person has the right to acquire within 60 days after August 12, 1998 are deemed to be outstanding, but not for the purpose of calculating the percentage ownership of any other person.
(2)   The address of such person is 450 Park Avenue, New York, NY 10022.
(3) Includes 1,777,279 shares held by Hanseatic Americas LDC, a Bahamian limited duration company, in which the sole managing member is Hansabel Partners, LLC, a Delaware limited liability company in which the sole managing member is Hanseatic Corporation, a New York corporation ("Hanseatic"). Messrs. Traber and Biddelman are executive officers of Hanseatic and Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic.
(4) Includes 298,717 shares owned by each of Hanseatic and Tortosa Vermogensverwaltungsgesellschaft mbH ("Tortosa"), a German corporation owned and controlled by Mr. Langen, and as to which Hanseatic and Tortosa each hold shared voting power.
(5) The address of such person is Heinrich-Vogl-Strasse 17, 81479, Munich, Germany.
(6) The address of such person is c/o the Company at P.O. Box 1457, Stamford, CT 06904.
(7) The address of this company is 460 E. Swedesford Road, Suite 1080, Wayne, Pennsylvania 19087-1801. Schneider Capital Management may be deemed to have beneficial ownership of 4,438,344 shares over which it has dispositive power and as to which it has sole voting power over 2,494,509 shares, the Frank Russell Company has sole voting power over 1,943,835 shares.
(8) The address of this company is 909 A Street, Tacoma, WA 98402. The Frank Russell Company is the parent company of a number of funds that hold the Company's Class A Common Stock, which according to a report on Schedule 13F for the period ended March 31, 1998 amounted to 2,589,873 shares over which it had sole voting power, including 1,943,835 shares as to which the Frank Russell Company shares beneficial ownership with Schneider Capital Management.
(9)   The address of such person is 31 rue de Bellechasse, 75007, Paris, France.
(9) Includes options to purchase 172,000 shares of Class A Common Stock and 18,000 shares of Class C Common Stock.

Following the completion of the Star Gas Transaction, the Company would become a wholly-owned, indirect subsidiary of the Partnership.

                                  UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

      (a) The following was the underwriter in the Company's issuance in February 1997 of 1,200,000 shares of 12 7/8% Series A Exchangeable Preferred Stock Due 2009.

            Donaldson, Lufkin & Jenrette Securities Corporation
            227 Park Avenue
            New York, New York  10172

      (b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

                               CAPITAL SECURITIES

7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

      (i)   Equity Securities (as of August 12, 1998)

          Title of Class               Amount Authorized   Amount Outstanding
          --------------               -----------------   ------------------

      Class A Common Stock,            60,000,000 shares   23,964,960 shares
      $.10 par value

      Class B Common Stock,            6,500,000 shares    11,228 shares
      $.10 par value

      Class C Common Stock,            5,000,000 shares    2,597,519 shares
      $.10 par value

      Cumulative Redeemable            250,000 shares      41,670 shares
        Preferred Stock,
      $.10 par value

      12 7/8% Series B Exchangeable    2,000,000 shares    1,200,000 shares
        Preferred Stock due 2009,
      $.10 par value

      (i)   Debt Securities (as of August 12, 1998) (in millions)

          Title of Class                  Amount Authorized   Amount Outstanding
          --------------                  -----------------   ------------------

11.85% Series A Senior Notes due 2002         $ 40,000,000       $40,000,000

12.17% Series B Senior Notes due 2002           15,000,000        15,000,000

12.18% Series C Senior Note due 2002             5,000,000         5,000,000

14.10% Senior Notes due 2001                     6,250,000         3,100,000

14.10% Subordinated Notes due 2001               6,250,000         3,100,000

10 1/8% Subordinated Notes due 2003             50,000,000        50,000,000

12 1/4% Subordinated Debentures due 2005       125,000,000        81,250,000

9 3/8% Subordinated Debentures due 2006         75,000,000        75,000,000

      The holders of Class A Common Stock are entitled to one vote per share and the holders of Class C Common Stock are entitled to 10 votes per share upon all matters submitted for a vote to the shareholders of the Company. Except when required by Minnesota law and in certain special circumstances described in the Restated Articles of Incorporation, the holders of Class B Common Stock are not entitled to vote. Generally, the action of the majority of the votes evidenced by the shares of all classes voting as a single class represented at a meeting of the shareholders and entitled to vote is sufficient for actions that require a vote of shareholders. The Restated and Amended Articles of Incorporation of the Company do not provide for cumulative voting.

                              INDENTURE SECURITIES

8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

      For purposes of this Section 8, the "Indenture" refers to the Indenture dated as of _______, 1998 between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). Other capitalized terms used in Section 8 are defined in the Indenture or the Offering Circular.

      A. EVENTS OF DEFAULT

            The following are Events of Default under the Indenture with respect to the New Notes: (1) default in the payment of interest on any New Note when due, continued for 30 days; (2) default in the payment of principal of any New Note when due or failure to redeem or purchase any New Note when required by the Indenture or the New Notes; (3) failure to comply with breach of any agreement of the Company in the Indenture or the New Notes, continued for 30 days after written notice as provided in the Indenture; (4) the acceleration or failure to pay at maturity (including any applicable grace period) any Debt of the Company or a Significant Subsidiary exceeding $1,000,000 in principal amount; (5) certain events in bankruptcy, insolvency or reorganization in respect of the Company or a Significant Subsidiary; or (6) a judgment for the payment of money in excess of $1,000,000 is entered against the Company or a Significant Subsidiary and is not discharged and either (a) an enforcement action is commenced by a creditor on such judgment or (b) during the 60 day period following entry of such judgment, such judgment is not discharged or waived or execution thereof is not stayed and such default, in the case of
      (b), is continued for 10 days after notice as provided in the Indenture.

            If an Event of Default (other than Event of Default specified in clause (5) with respect to the New Notes occurs and is continuing, either the Trustee or the Holders of at least 25 percent in principal amount of the New Notes may declare the principal amount of all New Notes to be due and payable immediately. If an Event of Default specified in clause (5) above occurs, the principal amount of full New Notes will ipso facto become immediately due and payable. At any time after a declaration of acceleration with respect to the New Notes has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the New Notes may, under certain circumstances, rescind and annul such acceleration.

      B. AUTHENTICATION AND DELIVERY

            The New Notes shall be executed on behalf of the Company by two officers by manual or facsimile signatures, under the Company's corporate seal imprinted or reproduced thereon. Upon delivery of New Notes so executed to the Trustee for authentication, upon a written order of the Company signed by two officers or an officer and an Assistant Secretary or an Assistant Treasurer of the Company, the Trustee shall authenticate and deliver the New Notes. The Indenture does not contain provisions regarding the application of the proceeds from issuance of the New Notes.

      C. RELEASE OF PROPERTY SUBJECT TO LIEN

            The Company's obligations under the New Notes are not secured by any liens or security interests on any assets of the Company. Therefore, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

      D. SATISFACTION AND DISCHARGE

            The Indenture shall cease to be of further effect and shall be discharged as to the New Notes after certain actions are taken, when (1) either: (i) all of the New Notes have been delivered to the Trustee for cancellation, or (ii) all New Notes have become due and payable and the Company has irrevocably deposited with the Trustee funds sufficient to pay at maturity all of the New Notes and (2) the Company has paid all other sums required to be paid under the Indenture.

      E. EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

            The Company is required by the Indenture to deliver to the Trustee, within 120 days after the end of each of the Company's fiscal years, an Officer's Certificate stating whether or not, to the best knowledge of the signers thereof, the Company is in default in the performance and observance of certain terms of the Indenture, and, if there is such a default, specifying the nature and status of such default.

9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

      No person, other than the Company, is an obligor with respect to the New Notes.

      Contents of Application For Qualification. This application for qualification comprises:

      (a)   Pages numbered one to ten, consecutively;

      (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1 incorporated herein by reference to Exhibit 99 attached hereto);

      (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

            (i) Exhibit T3A -- The Company's Restated and Amended Articles of Incorporation, as amended, and Articles of Amendment (filed as Exhibit 3.1 to Registration Statement on Form S-1, File No. 33-48051 and incorporated herein by reference).

            (ii)  Exhibit T3B -- The Company's Restated Bylaws (filed as Exhibit
                  3.2 to Registration Statement Form S-1, File No. 33-48051 and incorporated herein by reference).

            (iii) Exhibit T3C -- Form of Indenture, dated as of April 1, 1993 between the Company and The Chase Manhattan Bank, as Trustee.*

            (iv)  Exhibit T3D -- Not applicable;

            (v) Exhibit T3E.1 -- Form of Offering Circular, dated as of August 26, 1998;*

            (vi) Exhibit T3E.2 -- Form of Letter of Transmittal, dated as of August 26, 1998;*

            (vii) Exhibit T3E.3 -- Form of Notice of Guaranteed Delivery, dated as of August 26, 1998;*

           (viii) Exhibit T3E.4 -- Form of Letter to Beneficial Owners, dated as of August 26, 1998;*

            (ix) Exhibit T3E.5 -- Form of Letter to DTC Participants, dated as of August 26, 1998;*

            (x) Exhibit T3E.6 -- Form of Letter to Clients, dated as of August 26, 1998;*

            (xi)  Exhibit T3F - - Cross-Reference Sheet;**

            (xii) Exhibit 99 -- Form T-l of The Chase Manhattan Bank.**

----------
*  Filed herewith
** Previously filed

                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Petroleum Heat and Power Co., Inc., a corporation organized and existing under the laws of the State of Minnesota, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Stamford and Connecticut, on the 26th of August, 1998.

                                       Petroleum Heat and Power Co., Inc.



                                       By: /s/ Irik P. Sevin
                                           -------------------------------------
                                           Irik P. Sevin
                                           Chairman of the Board and
                                           Chief Executive Officer

Attest: /s/ Alan Shapiro
        -------------------------------
        Assistant Secretary


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